

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Frank I. Igwealor
Chairman and Chief Executive Officer
GiveMePower Corporation
370 Amapola Ave., Suite 200-A
Torrance, CA 90501

>   **Re: GiveMePower Corporation**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed March 18, 2021**
>   **File No. 333-252208**

Dear Mr. Igwealor:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed March 18, 2021

General

1.   We note your response to comment 1 and that you concluded that the acquisition of BuzzMeHome is probable, and based on the purchase price it appears that the acquisition is significant. Please provide the financial statements required by Rule 8-04 of Regulation S-X or provide us with your significance test demonstrating that the acquisition is not significant.

2.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Exhibits

3. We note your responses to comments 5 and 6. Please file the July 3, 2020 SBA loan document as an exhibit and provide the required hyperlinks for the exhibits. See Item 601 of Regulation S-K.

 Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Frank I Igwealor